UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement dated August 4, 2009 issued by the registrant announcing the exercise of options and sale of ordinary shares in the registrant by Person Discharging Managerial Responsibility.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated August 4, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: August 5, 2009	By: /s/ James Collier James Collier Chief Technical Officer and Director

EXHIBIT 1.1

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of options and sale of

ordinary shares in the Company

The Company announces that on Tuesday, 4 August 2009, Mr. Matthew Phillips, Senior Vice President, Handset Business Unit exercised certain options over an aggregate of 39,085 ordinary shares and subsequently sold 39,085 ordinary shares in the Company at a price of £4.305 per share. The holding of Mr. Phillips and related parties in the Company’s ordinary shares after the exercise of the options and sale of the ordinary shares is as shown below.

PDMR	Ordinary Shares acquired on exercise	Shareholding following exercise	Shares sold	Shareholding following sale of ordinary shares	Holding as a percentage of the issued share capital of the Company
Matthew Phillips	39,085	74,663	39,085	35,578	0.02%